

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

January 19, 2010

Steven M. Gluckstern
Chairman, President, Chief Executive Officer and Chief Financial Officer
Ivivi Technologies, Inc.
224 Pegasus Avenue
Northvale, NJ 07647

> **Re: Ivivi Technologies, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Correspondence dated January 15, 2010**
> **File No. 001-33088**

Dear Mr. Gluckstern:

We have limited our review of your filing to those issues we have addressed in our comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Litigation Related to the Transactions…, page 49

1.   We may have further comment on your response to prior comment 1 if the events mentioned in that comment occur.

2.   Regarding your response to prior comment 2:
   - We note that you identify the memorandum of understanding as a material agreement in the Form 8-K that you filed on January 8, 2010. It is unclear on what authority you rely to conclude that a description of terms in a Form 8-K eliminates the need to file material contracts with your Exchange Act reports.
   - We note that the letter agreement is with a related party and that it relates to whether you will dissolve and the nature of your continuing operations. It is unclear why you believe that such an agreement would not be

required to be filed with your Exchange Act reports pursuant to
Regulation S-K Item 601(b)(10).

Therefore, we reissue prior comment 2.

As appropriate, please furnish a letter to respond to our comments within 10
business days or tell us when you will provide us with a response. Detailed letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

· staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated
by the Commission or any person under the federal securities laws of the United
States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact at Kevin Kuhar at (202) 551-3662 or Jay Webb at (202) 551-
3603 if you have questions regarding comments on the financial statements and related
matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3617 with
any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Steven M. Skolnick, Esq.